UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Kenexa Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

488879107

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 488879107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nooruddin S. Karsan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,400

	6.	Shared Voting Power 1,636,880

	7.	Sole Dispositive Power 27,400

	8.	Shared Dispositive Power 1,636,880

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,664,280

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shirin N. Karsan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,636,880

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,636,880

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,636,880

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Kenexa Corporation
	(b)	Address of Issuer’s Principal Executive Offices 650 East Swedesford Road Wayne, Pennsylvania 19087

Item 2.
	(a)	Name of Person Filing Nooruddin S. Karsan Shirin N. Karsan
	(b)	Address of Principal Business Office or, if none, Residence Nooruddin S. and Shirin N. Karsan c/o Kenexa Corporation 650 East Swedesford Road Wayne, Pennsylvania 19087
	(c)	Citizenship Canada
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 488879107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
		☒	Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:    Nooruddin S. Karsan beneficially owns an aggregate of 1,664,280 shares of Common Stock, including 1,636,880 shares owned jointly with his wife, Shirin N. Karsan, and 27,400 shares purchasable upon the exercise of stock options.  Shirin N. Karsan beneficially owns 1,636,880 share of Common Stock, all of which are owned jointly with her husband, Nooruddin S. Karsan.

(b)

Percent of class:    Nooruddin S. Karsan beneficially owns 9.5% of the class.  Shirin N. Karsan beneficially owns 9.4% of the class.  Collectively, Nooruddin S. Karsan and Shirin N. Karsan beneficially own 9.5% of the class.

(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote    Nooruddin S. Karsan has sole power to vote or to direct the vote of 27,400 shares of Common Stock.  Shirin N. Karsan does not have sole power to vote or to direct the vote of any shares of Common Stock.

(ii) Shared power to vote or to direct the vote Nooruddin S. Karsan and Shirin N. Karsan have shared power to vote or to direct the vote of 1,636,880 shares of Common Stock.
(iii)

Sole power to dispose or to direct the disposition of    Nooruddin S. Karsan has sole power to dispose or to direct the disposal of 27,400 shares of Common Stock.  Shirin N. Karsan does not have sole power to dispose or to direct the disposal of any shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of Nooruddin S. Karsan and Shirin N. Karsan have shared power to dispose or to direct the disposal of 1,636,880 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

	By:	/s/ Nooruddin S. Karsan
Name: Nooruddin S. Karsan

	By:	/s/ Shirin N. Karsan
Name: Shirin N. Karsan